

October 26, 2023

Anastasia Mironova
Chief Financial Officer
Apollo Commercial Real Estate Finance, Inc.
c/o Apollo Global Management, Inc.
9 West 57th Street , 42nd Floor
New York , NY 10019

Re: Apollo Commercial Real Estate Finance, Inc.
Form 10-K for the year ended December 31, 2022
Response dated October 12, 2023
File No. 001-34452

Dear Anastasia Mironova:

We have reviewed your October 12, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

Form 10-K for the year ended December 31, 2022

Item 8. Financial Statements and Supplementary Data
Note 4 - Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net
Risk Rating, page 69

1. We note your response to prior comment 2. Please tell us what consideration was given to providing discussion in your Management's Discussion and Analysis of Financial Condition and Results of Operations to further enhance a reader's understanding of your perspective of assessing risk factors of your loan portfolio and assigning a risk rating. For example, further discussion may include providing a range of loan-to-value ratios of your loan portfolio or whether any factors are more indicative of assigned risk to loans. Please refer to Item 303(a) of Regulation S-K.

       Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction